UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 14D-9F
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
GOLDBELT RESOURCES LTD.
(Name of Subject Company)
British Columbia, Canada
(Jurisdiction of Subject Company’s incorporation or organization)
GOLDBELT RESOURCES LTD.
(Name of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
380 755 405
(CUSIP Number of Class of Securities)

Alexander Dann
Goldbelt Resources Ltd.
Sterling Tower
372 Bay Street, Suite 1201
Toronto, Ontario M5H 2W9
Canada
(416) 364-0557
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
WITH COPIES TO:

John Sabine Fraser Milner Casgrain LLP 1 First Canadian Place 39th Floor 100 King Street West Toronto, Ontario M5X 1B2 Canada (416) 863-4511	Gil Cornblum Dorsey & Whitney LLP Canada Trust Tower Brookfield Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1 Canada (416) 367-7370

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
Item 2. Informational Legends
          This Amendment No. 1 to Schedule 14D-9F amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9F (as amended, the “Schedule 14D-9F”) filed with the U.S. Securities and Exchange Commission on November 5, 2007 by Goldbelt Resources Ltd. (“Goldbelt”).
          The Schedule 14D-9F relates to the offer (the “Offer”) by Wega Mining Inc., a wholly owned subsidiary of Wega Mining ASA, to purchase all of the outstanding common shares of Goldbelt which includes common shares that may become outstanding after the date of the Offer but before the Expiry Time of the Offer upon conversion, exchange or exercise of options or other securities of Goldbelt that are convertible or exchangeable or exercisable for common shares. Under the terms of the Offer, Goldbelt shareholders will received C$1.55 in cash for each Goldbelt common share tendered. The Offer is open for acceptance until eight o’clock (8:00 p.m.) (Toronto time) on December 13, 2007.
          Capitalized terms used herein and not defined herein have the respective meaning assigned to such terms in the Director’s Circular filed as Part I of the initial 14D-9F.
          The Director’s Circular is amended as follows:
          Notice to Shareholders in the United States (page i of the Offer and Circular) is hereby replaced in its entirety with the following:
          “This tender offer is made for the securities of a foreign issuer and while the offer is subject to disclosure requirements of the country in which the subject issuer is incorporated or organized, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with foreign generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.
          The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the issuer is located in a foreign country, and that some or all of its officers and directors are residents of a foreign country.”

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
   Exhibits:

1.1	Press release dated October 18, 2007*

1.2	Support Agreement dated October 17, 2007*

1.3	Material Change Report dated October 17, 2007*

*     previously filed

PART III — UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertaking
The person filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.
Item 2. Consent to Service of Process
At the time of filing this Schedule, the person so filing has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by Amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Goldbelt Resources Ltd.

Dated: November 15, 2007	By:	/s/ Alexander Dann

	Name:	Alexander Dann
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

1.1	Press release dated October 18, 2007*.

1.2	Support agreement dated October 17, 2007*.

1.3	Material Change Report dated October 17, 2007*.

*     previously filed